

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

02 AUG -6 ...

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

July 29, 2002

02049094

SUPPL

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
      File No. 1006-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 208,737 common shares of Outlook Resources Inc. (the "Company") were issued to **GPI Management Group Inc.**, c/o Suite 1220, The Thomson Building, 65 Queen Street West, Toronto, Ontario, M5H 2M5 at a price of $0.10 per share on July 26, 2002 pursuant to the exemptions relating to management stock options and pursuant to Outlook's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

PROCESSED

₽   AUG 0 8 2002

THOMSON
FINANCIAL

cc: Canadian Venture Exchange
      Alberta Securities Commission
      British Columbia Securities Commission
      United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\Outlook\jul2602gpieso.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2



Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

July 29, 2002

VIA TELECOPIER AND ORDINARY MAIL
(416) 593-8252

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

In accordance with subsection 72(5)(b) of the Securities Act (Ontario), R.S.O. 1990 c.S.5, as amended, (the "Act"), and in accordance with s. 9.1(1)(c)(iii) of Ontario Securities Commission Rule 45-503, I hereby give notice that 208,737 common shares of Outlook Resources Inc. (the "Company") were issued to **GPI Management Group Inc.**, c/o Suite 1220, The Thomson Building, 65 Queen Street West, Toronto, Ontario, M5H 2M5 at a price of $0.10 per share on July 26, 2002 pursuant to the exemptions relating to management stock options and pursuant to Outlook's Stock Option Plan.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**

F:\WPDOC\STOCKOPT\SOX\Outlook\jul2602gpieso.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2